Exhibit 99.1

April 12, 2022

Via SEDAR

To the Autorité des marchés financiers and other Canadian securities regulators

Dear Sirs, Mesdames:

Re:	Refiling of English and French Versions of Form of Proxy of Turquoise Hill Resources Ltd.

We are hereby refiling the English and French versions of our form of proxy for the annual meeting of shareholders to be held on May 11, 2022 and of the accompanying French version of the voting instruction form.

An initial filing of these documents was made on April 4, 2022 in which an inadvertent clerical error occurred in the URL for the live audio webcast meeting. The URL referred to was incorrectly stated in such documents and should have been “https://web.lumiagm.com/452044501”.

Please feel free to contact the undersigned should you have any questions or comments in connection with the foregoing.

(Signed) Laurence Beaupré-Daignault

Laurence Beaupré-Daignault

Principal Legal Counsel